Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

February 25, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 24, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from NightDragon Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

SCALE Units, each consisting of one share of Class A common stock,
and one-fifth of one redeemable warrant

Class A common stock, par value $0.00001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock
at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

